                         (SHEARMAN & STERLING LLP LOGO)
                     (SHEARMAN & STERLING LLP CHINESE LOGO)

      2318 CHINA WORLD TOWER TWO | 1 JIANGUOMENWAI DAJIE | BEIJING | 100004
            WWW.SHEARMAN.COM | T +8610.6505.3399 | F +8610.6505.1818



RESIDENT PARTNERS
Lee Edwards
Alan D. Seem
Admitted in New York


Writer's Email Address:                                       December 13, 2006
Alan.Seem@shearman.com

Writer's Direct Number:
+86.10.5922.8002


VIA FACSIMILE
-------------


Ms. Beverly A. Singleton, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3561
Tel: +1.202.551.3328
Fax: +1.202.772.9202


RE:   GUANGSHEN RAILWAY COMPANY LIMITED
      FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
      FILED JUNE 29, 2006
      FILE NO. 1-14362

Dear Ms. Singleton:

     We refer to our letter dated November 27, 2006 in which we requested on behalf of our client, Guangshen Railway Company Limited ("Guangshen"), for an extension of the deadline for responding to your letter commenting on Guangshen's Form 20-F for the fiscal year ended December 31, 2005. Guangshen's management has continued to devote significant resources to respond to the comments from the Staff and some of the responses require further work, including discussions with Guangshen's reporting accountants, to ensure the Staff's concerns are properly addressed. Therefore, Guangshen has asked us to request on their behalf a further extension of the deadline for responding to Janaury 15, 2007. Guangshen would be grateful if the Staff could accommodate this request.

                                     * * * *


     Please direct any questions concerning this letter to the undersigned at +86.10.5922.8002.

                                            Very truly yours,

                                            /s/ Alan Seem
                                            -------------

                                            Alan Seem



cc:    Margery E. Reich, Senior Staff Accountant
       David R. Humphrey, Branch Chief
        Securities and Exchange Commission

       Mr. Yao Xiaocong
       Mr. Guo Xiangdong
        Guangshen Railway Company Limited